# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNB Plus Corp., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 10830 SW 69 AVE, PINECREST, Florida (FL), 33156
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0002136086
Persons authorized to receive notices and communications: Michael Komaransky, 10830 SW 69 AVE, PINECREST, Florida (FL), 33156, 786-778-1559

## Reporting persons
- KGPLA Holdings LLC (CIK 0002136086): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: bank loan (BK); sole voting power 0; shared voting power 1,548,337; sole dispositive power 0; shared dispositive power 1,548,337; aggregate amount beneficially owned 1,548,337 (19.99% of the class)
  Comment: Rows (8), (10), (11) and (13) are based on 6,197,223 shares of Common Stock outstanding as of August 12, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed on August 13, 2026, and include 1,548,337 shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock. The reported amount gives effect to the 19.99% Beneficial Ownership Limitation. Under Rule 13d-3(d)(1)(i), the percentage calculation uses 7,745,560 shares as the denominator, consisting of the 6,197,223 outstanding shares plus the 1,548,337 shares deemed outstanding for the Reporting Person.
- KOMARANSKY MICHAEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,548,337; sole dispositive power 0; shared dispositive power 1,548,337; aggregate amount beneficially owned 1,548,337 (19.99% of the class)
  Comment: Rows (8), (10), (11) and (13) are based on 6,197,223 shares of Common Stock outstanding as of August 12, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed on August 13, 2026, and include 1,548,337 shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock. The reported amount gives effect to the 19.99% Beneficial Ownership Limitation. Under Rule 13d-3(d)(1)(i), the percentage calculation uses 7,745,560 shares as the denominator, consisting of the 6,197,223 outstanding shares plus the 1,548,337 shares deemed outstanding for the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: BNB Plus Corp.
Address of issuer's principal executive offices: 10830 SW 69 AVE, PINECREST, Florida (FL), 33156
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 4, 2026 (the "Original Schedule 13D") by KGPLA Holdings LLC ("KGPLA") and Michael Komaransky (collectively, the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of BNB Plus Corp. (the "Issuer"). Except as expressly amended and supplemented by this Amendment, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On July 30, 2026, the borrowing under the margin loan arrangement with Charles Schwab described in the Original Schedule 13D, the proceeds of which were transferred to KGPLA from its parent and used to fund the acquisition of the Series B-1 Preferred Stock and Common Warrants, was repaid in full by KGPLA's parent from its own funds. No securities of the Issuer are pledged as collateral for any indebtedness of the Reporting Persons, and no portion of the purchase price of the securities reported herein remains financed by borrowed funds.

Except as set forth in this Amendment, Item 3 of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

As of August 13, 2026, each Reporting Person may be deemed to beneficially own 1,548,337 shares of Common Stock, representing approximately 19.99% of the Common Stock outstanding after giving effect to the issuance of the shares deemed beneficially owned by such Reporting Person. The reported amount consists of 1,548,337 shares of Common Stock issuable upon conversion of Series B-1 Preferred Stock and gives effect to the 19.99% Beneficial Ownership Limitation. Because the Reporting Persons hold 2,380,953 shares of Series B-1 Preferred Stock and Series F Warrants to purchase 2,380,953 shares of Common Stock, the reported amount represents less than all of the Common Stock underlying those securities.

The percentage is calculated in accordance with Rule 13d-3(d)(1)(i) based on (i) 6,197,223 shares of Common Stock outstanding as of August 12, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 13, 2026, plus (ii) 1,548,337 shares of Common Stock deemed outstanding for the Reporting Person as a result of the Series B-1 Preferred Stock, for a total denominator of 7,745,560 shares. The Issuer's reported outstanding share count decreased from the 7,197,228 shares used in the Original Schedule 13D as a result of the retirement of Common Stock in connection with the May 2026 private placement transactions.
Number of shares as to which each person has sole or shared power to vote or dispose: KGPLA has shared voting power and shared dispositive power over 1,548,337 shares of Common Stock. Michael Komaransky, as manager of KGPLA, may be deemed to share voting power and dispositive power over the securities beneficially owned by KGPLA.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On June 29, 2026, the Issuer and holders of at least 50.1% of the Registrable Securities (as defined in the Registration Rights Agreement), including KGPLA, entered into a First Amendment to the Registration Rights Agreement, effective June 23, 2026 (the "RRA Amendment"). The RRA Amendment amended the definition of "Filing Date" to extend the date by which the Issuer is required to file a registration statement covering the resale of the Preferred Stock Shares, Prefunded Warrant Shares and Common Warrant Shares to 30 calendar days following the date on which all purchasers of Registrable Securities have closed, provided that such final closing occurred on or before July 17, 2026. On August 5, 2026, the Issuer filed a registration statement on Form S-1 with the SEC covering, among other securities, the resale of the shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock and exercise of the Common Warrants held by KGPLA.
The foregoing description of the RRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the RRA Amendment, a copy of which is incorporated by reference as Exhibit 99.5 hereto.

Except as set forth in this Amendment, Item 6 of the Original Schedule 13D remains unchanged.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibit:

99.5** First Amendment to Registration Rights Agreement, dated as of June 23, 2026, by and among BNB Plus Corp. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 2, 2026)
https://www.sec.gov/Archives/edgar/data/744452/000110465926080325/tm2619665d1_ex10-1.htm
** Incorporated by reference herein.

The Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D applies to this Amendment.

## Signatures
- KGPLA Holdings LLC: /s/ Michael Komaransky, Manager (08/27/2026)
- KOMARANSKY MICHAEL: /s/ Michael Komaransky, Michael Komaransky (08/27/2026)